Exhibit 99.3

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Proxy Statement for Annual General Meeting

to Be Held on May 7, 2021
(or any adjourned meeting or postponed meeting thereof)

GENERAL

The board of directors (the “Board”) of Baozun Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on May 7, 2021 at 2:00 p.m., China Standard Time (or 2:00 a.m. on May 7, 2021, New York Time). The AGM will be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, People’s Republic of China.

You can review and download the proxy statement and the proxy form at the “Investor Relations — Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of record as of the close of business on Tuesday, April 13, 2021, Hong Kong time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the AGM.

Holders of American Depositary Shares (“ADSs”) issued by JPMorgan Chase Bank, N.A., as Depositary of the ADSs, each representing three of our Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) do not have direct right to attend or vote under the Company’s current effective Fourth Amended and Restated Memorandum and Articles of Association. Holders of ADSs as of the close of business on Tuesday, April 13, 2021, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. JPMorgan Chase Bank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more shareholders holding shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

VOTING AND SOLICITATION

Each Class A Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the AGM. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the AGM, or (ii) any shareholder present in person or by proxy (or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A shareholder of the Company who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

The solicitation materials are available on the Company’s website (http://ir.baozun.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form by no later than 2:00 p.m., Hong Kong time, on May 5, 2021 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Class A Ordinary Shares at the AGM.

We have requested JPMorgan Chase Bank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 12:00 p.m., New York Time, on April 29, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

PROPOSAL 1: SPECIAL RESOLUTION

THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION CURRENTLY IN EFFECT BE AMENDED AND RESTATED BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY IN THE FORM ATTACHED AS ANNEX A TO THE PROXY STATEMENT, AND REFLECTING THE UPDATES AS DETAILED IN THE PROXY STATEMENT

In September 2020, we completed a global offering of 40,000,000 Class A Ordinary Shares, which began trading on the Main Board of The Stock Exchange of Hong Kong Limited on September 29, 2020 under the stock code “9991”. Having taken into consideration certain requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board has approved and is recommending to shareholders for approval at the AGM, a resolution to amend and restate the Fourth Amended and Restated Memorandum and Articles of Association currently in effect by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Annex A to this proxy statement, and reflecting the updates as detailed below:

1. The following definition shall be amended and replaced throughout the Fifth Amended and Restated Memorandum and Articles of Association:

(a)	“Companies Law” shall be amended and replaced with “Companies Act”.
(b)	“Companies Law (2013 Revision)” shall be amended and replaced with “Companies Act (as amended)”.
(c)	“Electronic Transaction Law” shall be amended and replaced with “Electronic Transaction Act”.
(d)	“Electronic Transaction Law (2003 Revision)” shall be amended and replaced with “Electronic Transaction Act (As Revised)”.

2. The following definition shall be added:

“Listing Rules” shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

3. Article 19.2 shall be amended and replaced in its entirety as follows:

19.2       The Company shall hold a general meeting as its annual general meeting in each year, within a period of not more than 15 months after the holding of the last preceding annual general meeting (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.

4. Article 19.4 shall be amended and replaced in its entirety as follows:

19.4       A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

5. Article 20.1 shall be amended and replaced in its entirety as follows:

20.1       At least fourteen (14) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

6. Article 21.1 shall be amended and replaced in its entirety as follows:

21.1       No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-tenth of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

7. Article 22.2A shall be added after Article 22.2:

22.2A       Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

A copy of the Fifth Amended and Restated Memorandum and Articles of Association is attached hereto as Annex A.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 1.

PROPOSAL 2: ORDINARY RESOLUTION

THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AND DELOITTE TOUCHE TOHMATSU AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE STOCK EXCHANGE OF HONG KONG LIMITED, RESPECTIVELY, FOR THE YEAR ENDED DECEMBER 31, 2020 AND THE AUTHORIZATION FOR THE DIRECTORS OF THE COMPANY TO DETERMINE THE REMUNERATION OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS BE AUTHORIZED, APPROVED AND RATIFIED

The Board proposes to authorize, approve and ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ended December 31, 2020 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms.

In the event the holders of Ordinary Shares fail to approve Proposal 2, the Board will submit Proposal 2 for approval by the Company’s shareholders at the next general meeting of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 2.

PROPOSAL 3: ORDINARY RESOLUTION

THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AND DELOITTE TOUCHE TOHMATSU AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE STOCK EXCHANGE OF HONG KONG LIMITED, RESPECTIVELY, FOR THE YEAR ENDING DECEMBER 31, 2021 AND THE AUTHORIZATION FOR THE DIRECTORS OF THE COMPANY TO DETERMINE THE REMUNERATION OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS BE AUTHORIZED, APPROVED AND RATIFIED

The Board proposes to authorize, approve and ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2021 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms.

In the event the holders of Ordinary Shares fail to authorize, approve and ratify Proposal 3, the audit committee (the “Audit Committee”) of the Board of the Company will appoint different accounting firms with the requisite qualifications and competence and such appointment will be submitted for approval and ratification by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is authorized, approved and ratified at the AGM, the Audit Committee of the Board of the Company, in its discretion, may appoint different accounting firms at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different accounting firms shall also be submitted for approval and ratification by the Company’s shareholders at the next general meeting of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 3.

PROPOSAL 4: ORDINARY RESOLUTION

MS. JESSICA XIUYUN LIU BE RE-ELECTED AS A DIRECTOR OF THE COMPANY

The Board has nominated Ms. Jessica Xiuyun Liu for re-election at the AGM. According to Article 27.3 of the Fourth Amended and Restated Memorandum and Articles of Association, any Director appointed by the Board to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Ordinary Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named herein. The Board has no reason to believe that the nominee named herein will be unable or unwilling to serve as a Director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence the nominee will be appointed by the Board and subject to re-election next following annual general meeting of the Company.

Director Nominated for re-election at the AGM

Ms. Jessica Xiuyun Liu, aged 45, has served as a member of our Board since July 2017. Ms. Liu currently serves as the president of Lazada in Alibaba Group and a director of certain entities that are subsidiaries of Alibaba. Ms. Liu joined Alibaba Group in August 2012 as the senior operation expert of the Tmall sports & outdoor department. Since then, she has served in various leadership roles in Alibaba Group, including the president and the senior president of Tmall apparel department, respectively. Ms. Liu received her bachelor’s degree in economics from Nankai University in June 1997 and her master’s degree in economics from the University of International Business and Economics in June 2000 in China.

THE BOARD RECOMMENDS A VOTE “FOR”APPROVAL OF PROPOSAL 4.

PROPOSAL 5: ORDINARY RESOLUTION

SUBJECT TO THE APPROVAL OF RESOLUTIONS 1 – 4 ABOVE, EACH DIRECTOR OR OFFICER OF THE COMPANY BE AUTHORIZED TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY, APPROPRIATE OR DESIRABLE TO EFFECT RESOLUTIONS 1 – 4 AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 5.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By Order of the Board of Directors,

/s/ Vincent Wenbin Qiu
Vincent Wenbin Qiu
Chairman

Dated: April 14, 2021

ANNEX A

Fifth Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BAOZUN INC.

(adopted by a special resolution passed on __________ 2021)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BAOZUN INC.

(adopted by a special resolution passed on __________ 2021)

1	The name of the Company is BAOZUN INC.

2	The Registered Office of the Company shall be at the offices of NovaSage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands, or at such other place within the Cayman Islands as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The liability of each Member is limited to the amount from time to time unpaid on such Member's shares.

7	The authorised share capital of the Company is US$50,000 divided into 500,000,000 shares comprising of 470,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 30,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares, and to increase or reduce its authorised share capital and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the same meanings as those given in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BAOZUN INC.

(adopted by a special resolution passed on __________ 2021)

1	Interpretation

1.1	In these Articles Table A in the First Schedule to the Companies Act does not apply and, unless there is something in the subject or context inconsistent therewith, the defined terms shall have the meanings assigned to them as follows:

"ADS"	means an American Depositary Share representing Class A Ordinary Shares;
"Affiliate"

means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

"Articles"	means these articles of association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles;

"Board"	means the board of directors of the Company;
"Chairman"	shall bear the meaning as ascribed to it in Article 27.2;
"Class" or "Classes"	means any class or classes of shares as may from time to time be issued by the Company;
"Class A Ordinary Share"	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;
"Class B Ordinary Share"	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;
"Companies Act"	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;
"Company"	means BAOZUN INC., a Cayman Islands exempted company limited by shares;
"Company's Website"	The main corporate or investor relations website of the Company, the address or domain name of which has been notified to Members;
"Designated Stock Exchange"	means the Global Market of The Nasdaq Stock Market, the New York Stock Exchange, the American Stock Exchange or any other internationally recognised stock exchange where the Company’s ADSs are traded;
"Directors"	means the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;
"dividend"	includes an interim dividend;
"electronic" or "electronically"	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;
"electronic communication"	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

"Electronic Transactions Act"	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
"in writing"	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;
"Listing Rules"	shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.
"Member"	means a person whose name is entered in the Register of Members as the holder of a share or shares;
"Memorandum of Association"	means the memorandum of association of the Company, as amended and re-stated from time to time;
"month"	means calendar month;
"Ordinary Resolution"

means a resolution:

(a)            passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b)            approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

"Ordinary Share"	means a Class A Ordinary Share or a Class B Ordinary Share;
"paid up"	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;
"Register of Members"	means the register to be kept by the Company in accordance with the Companies Act;
"Registered Office"	means the registered office for the time being of the Company;

"Seal"	means the common seal of the Company including any facsimile thereof;
"Securities Act"	means the Securities Act of 1933 of the United Stated of America, as amended from time to time;
"share"	means any share in the capital of the Company and includes a fraction of a share. All references to "shares" herein shall be deemed to be shares of any or all Classes as the context may require;
"signed"	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;
"Special Resolution"

means a special resolution passed in accordance with the Companies Act, being a resolution:

(a)            passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b)            approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

"Treasury Share"	means a share held in the name of the Company as a treasury share in accordance with the Companies Act;
"VIE"	means a consolidated variable interest entity through which the Company operates its business, including but not limited to Shanghai Zunyi Business Consulting Ltd., a company incorporated in the People's Republic of China; and
"year"	means calendar year.

1.2	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender shall include the feminine gender;

(c)	words importing persons shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or US$) is a reference to dollars of the United States;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Section 8 and 19 of the Electronic Transactions Act shall not apply.

1.3	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	Preliminary

2.1	The business of the Company may be conducted as the Directors see fit.

2.2	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

3	Issue of Shares

3.1	Subject to applicable law, rules, regulations and the relevant provisions, if any, in the Memorandum of Association, the Directors may, in their absolute discretion and without the approval of Members, cause the Company to:

(a)	Issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form), to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the then outstanding shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to shares and issue warrants or similar instruments with respect thereto.

3.2	The Company shall not issue shares in bearer form.

4	Class A Ordinary Shares and Class B Ordinary Shares

4.1	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one Class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

4.2	Each Class B Ordinary Share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

4.3	Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B Ordinary Share by a Member or a beneficial owner of such Class B Ordinary Shares to any person who is not an Affiliate of such Member or the beneficial owner, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For purposes of Article 4.3, beneficial ownership shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company's registration of such sale, transfer, assignment or disposition in its Register of Members (or completion of comparable procedures applicable to a Shareholder or a beneficial owner); and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder's contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

4.4	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

4.5	In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

4.6	Save and except for voting rights and conversion rights as set out in Articles 4.1 to 4.5 (inclusive), the Class A ordinary shares and the Class B ordinary shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

5	Register of Members and Share Certificates

5.1	The Company shall maintain a Register of Members and every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate within two(2) months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register of Members.

5.2	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

5.3	Any two or more certificates representing shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

5.4	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

5.5	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

6	Transfer of Shares

6.1	The instrument of transfer of any share shall be in writing and in such usual or common form or such other form as the Directors may in their discretion approve and be executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

6.2	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors decline to register shall (except in any case of fraud) be returned to the person depositing the same.

6.3	The Directors may, in their absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or upon which the Company has a lien.

6.4	The Directors may also decline to register any transfer of any share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one Class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e)	the shares transferred are free of any lien in favour of the Company; or

(f)	any fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Directors may from time to time require, in respect of the transfer has been paid to the Company.

6.5	If the Directors refuse to register a transfer of any shares, they shall within two months after the date on which the transfer was lodged with the Company send to each of the transferor and transferee notice of the refusal.

6.6	The registration of transfers of shares may, on fourteen (14) days' notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the Designated Stock Exchange to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as the Directors may determine.

7	Redemption, Purchase and Surrender of Own Shares

7.1	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors, before the issue of the shares, or the Members by Special Resolution, may determine;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

7.2	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

7.3	The holder of the shares being purchased shall be bound to deliver up to the Company at its Registered Office or such other place as the Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

7.4	The Directors may accept the surrender for no consideration of any fully paid share.

8	Treasury Shares

8.1	The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

8.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

9	Variation of Rights Attaching to Shares

9.1	If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of two-thirds (2/3) of the issued shares of that Class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that Class.

9.2	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one person holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

9.3	The rights conferred upon the holders of the shares of any Class shall not, unless otherwise expressly provided by the terms of issue of the shares of that Class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

10	Commission on Sale of Shares

The Company may, in so far as the Companies Act from time to time permit, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11	Non-Recognition of Trusts

No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Companies Act) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

12	Lien on Shares

12.1	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

12.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or to the persons entitled thereto by reason of the death or bankruptcy of such registered holder.

12.3	To give effect to any such sale, the Directors may authorise any person to transfer the shares sold to, or in accordance with the direction of, the purchaser thereof. The purchaser or his nominee shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

12.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

13	Calls on Shares

13.1	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

13.2	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

13.3	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum from the day appointed for the payment thereof to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of that interest wholly or in part.

13.4	An amount payable in respect of a share on allotment or at any fixed date, whether on account of the par value of the share or premium or otherwise, shall be deemed to be a call and if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

13.5	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

13.6	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would otherwise become payable) pay interest at such rate as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

14	Forfeiture of Shares

14.1	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

14.2	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

14.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

14.4	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

14.5	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of all monies due and payable by him with respect to those shares.

14.6	A certificate in writing under the hand of a Director of the Company that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

14.7	The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

14.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the par value of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

15	Registration of Empowering Instruments

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

16	Transmission of Shares

16.1	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share. The estate of a deceased Member is not thereby released from any liability in respect of any share, which had been jointly held by him.

16.2	Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to have some person nominated by him as the transferee. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

16.3	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided, however, that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

17	Alteration of Capital

17.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such Classes and amount, as the resolution shall prescribe.

17.2	The Company may by Ordinary Resolution;

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

17.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

17.4	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmission, forfeiture and otherwise as the shares in the original share capital.

18	Closing Register of Members or Fixing Record Date

18.1	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

18.2	In lieu of or apart from closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members or any adjournment thereof, or for the purpose of determining those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose.

18.3	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

19	General Meetings

19.1	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company shall hold a general meeting as its annual general meeting in each year, within a period of not more than 15 months after the holding of the last preceding annual general meeting (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.

19.3	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

19.5	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said twenty-one (21) calendar days.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least fourteen (14) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

20.2	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings at any meeting.

21	Proceedings at General Meetings

21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding shares which represent, in aggregate, not less than one-tenth of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communication equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

21.3	The Chairman of the Board shall preside as chairman at every general meeting of the Company. If there is no such Chairman, or if at any general meeting he is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman of that meeting, failing which the Members present in person or by proxy shall elect any person present to be chairman of that meeting.

21.4	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.5	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman of the meeting or any Member present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative) with a right to attend and vote at the meeting demands a poll.

21.6	Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.7	The demand for a poll may be withdrawn.

21.8	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

21.9	In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

21.10	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22	Votes of Members

22.1	Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote, and on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.

22.2	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.2A	Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

22.5	On a show of hands or on a poll votes may be given either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes.

22.6	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

22.7	On a poll, a Member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

22.8	A resolution (including a Special Resolution) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

23	Proxies

23.1	Subject to Article 23.3, the instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company.

23.2	The instrument appointing a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

23.3	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll. If and to the extent allowed by the Companies Act, Members may provide proxies electronically.

23.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at such place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, before the commencement of the general meeting or adjourned meeting at which the proxy is sought to be used.

24	Corporations Acting by Representatives at Meeting

Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any Class of Members or of the Board or of a committee of the Board, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

25	Clearing Houses and Depositary

If a clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any Class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member of the Company holding the number and Class of shares specified in such authorisation, including the right to vote individually on a show of hands, notwithstanding any contrary provision contained in these Articles.

26	Shares that may not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

27	Directors

27.1	Unless otherwise determined by the Company in a general meeting, the number of Directors shall not be less than three (3), the exact number of Directors to be determined from time to time by the Board. There shall be no maximum number of Directors unless otherwise determined by the Company in a general meeting.

27.2	The Board shall have a Chairman of the Board elected and appointed by a majority of the Directors then in office.

27.3	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

27.4	The Directors may appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.

27.5	A Director may be removed from office by Ordinary Resolution at any time notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director is proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

27.6	The Directors may, from time to time adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Directors shall determine by resolution from time to time.

27.7	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and of all classes of shares of the Company.

28	Directors' Fees and Expenses

28.1	The Directors may receive such remuneration as the Directors may from time to time determine. A Director may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any Class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

28.2	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Directors goes beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Articles.

29	Alternate Director

29.1	Any Director may in writing appoint another person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director's place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to notice of, attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

29.2	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director or, in the absence of such instructions, at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

30	Powers and Duties of Directors

30.1	Subject to the provisions of the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

30.2	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, President, one or more Vice Presidents, Chief Operating Officer, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

30.3	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.4	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit, and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

30.5	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this Article.

30.6	The Directors may establish any committees, local boards or agencies, or appoint any person to be a manager or agent, for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards and may fix the remuneration of any of the aforesaid. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

30.7	The Directors may delegate to any such committee, local board, agency, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered.

30.8	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

30.9	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

31	Disqualification of Directors

The office of Director shall be vacated, if the Director:

(a)	dies, becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; or

(e)	if he shall be removed from office pursuant to these Articles or the Companies Act.

32	Proceedings of Directors

32.1	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least seven calendar days’ notice in writing to every other Director and alternate Director, which notice shall set forth the general nature of the business to be considered, unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

32.2	A Director or Directors may participate in any meeting of the Board, or of any committee appointed by the Board of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

32.3	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the directors then in office. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

32.4	A Director who is in any way, whether directly or indirectly, interested in a contract or Transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Designated Stock Exchange and disqualification under Article 32.6, a Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

32.5	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director or alternate Director is in any way interested be liable to be voided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. Subject to Article 32.6, a Director or alternate director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

32.6	A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in connection with the VIE and in which he has any material interest conflicting with that of the Company, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or as to the entitlement of any Director to vote or form part of the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the Directors at the meeting who are not similarly interested, and their ruling shall be final and conclusive.

32.7	Any Director or alternate Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided that nothing herein contained shall authorise a Director or alternate Director, or his firm, to act as auditor to the Company.

32.8	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

32.9	When the Chairman of a meeting of the Board signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

32.10	A resolution in writing signed (in one or more counterparts) by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of the Directors as the case may be, duly called and constituted.

32.11	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

32.12	The Chairman shall preside as chairman at every meeting of the Board. To the extent that the Chairman is not present at any meeting within fifteen (15) minutes after the time appointed for holding the same, a Director appointed by the Chairman may preside the meeting, or, if no such Director is appointed, the Directors present may choose one of their number to be chairman of the meeting.

32.13	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the same, the committee members present may choose one of their number to be chairman of the meeting.

32.14	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

32.15	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

33	Presumption of Assent

A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

34	Dividends, Distributions and Reserve

34.1	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Directors may from time to time declare dividends and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

34.2	Subject to any rights and restrictions for the time being attached to any Class or Classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends or distributions, but no dividend or distribution shall exceed the amount recommended by the Directors.

34.3	The Directors may, before recommending or declaring any dividend or distribution, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or distributions, or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

34.4	Any dividend, distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the Member or by cheque sent by mail addressed to the Member at his address in the Register of Members, or addressed to such person and at such addresses as the Member may direct, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

34.5	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular paid up shares, debentures or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

34.6	No dividend or distribution shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

34.7	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, all dividends or distributions shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company, dividends or distributions may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

34.8	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

34.9	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend, distribution or other moneys payable on or in respect of the share.

34.10	No dividend or distribution shall bear interest against the Company. Any dividend or distribution which cannot be paid to a Member and/or which remains unclaimed after one year from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Member. Any dividend or distribution which remains unclaimed after a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

35	Books of Accounts

35.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

35.2	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

35.3	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or authorised by the Directors or by the Company by Ordinary Resolution.

35.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Directors or failing any determination as aforesaid shall not be audited.

36	Annual Returns and Filings

The Directors shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

37	Audit

37.1	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

37.2	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

37.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

38	The Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or an officer or other person appointed by the Directors for the purpose.

38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Capitalisation

The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

40	Notices

40.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile, or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

40.2	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

40.3	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

40.4	Any notice or other document, if served by (a) post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted, or (b) facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient, (c) recognised courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served immediately upon the time of the transmission by electronic means to the electronic number of address or website supplied by the Member to the Company, or upon the time of its placement on the Company's Website.

40.5	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

40.6	Notice of every general meeting shall be given to:

(a)	every person shown as a Member in the Register of Members on the record date for such meeting except in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

40.7	Whenever notice is required to be given under any provision of these Articles, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Members, Directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by these Articles.

41	Information

41.1	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members to communicate to the public.

41.2	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

41.3	The Directors, or any service providers (including the officers, the secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company, including without limitation information contained in the Register of Members and books of the Company.

42	Indemnity

42.1	To the fullest extent permissible under the Companies Act, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company's auditors) and the personal representatives of the same (each an "Indemnified Persons") shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by with Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake or judgement) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

42.2	No such Director or officer of the Company shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

43	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31 in each year and, following the year of incorporation, shall begin on January 1 in each year.

44	Winding Up

44.1	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

44.2	Subject to these Articles, if the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

45	Amendment of Memorandum and Articles of Association and Name of Company

Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

46	Registration by way of Continuation

Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

47	Mergers and Consolidations

The Company shall, with the approval of a special resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.